Silver Run Acquisition Corporation

1000 Louisiana Street, Suite 1450

Houston, TX 77002

September 23, 2016

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C.  20549

Attn:	Loan Lauren P. Nguyen
Legal Branch Chief
Office of Natural Resources
Division of Corporation Finance

Re:	Silver Run Acquisition Corporation
Amendment No. 2 to Preliminary Proxy Statement on Schedule PREM14A
Filed September 16, 2016
File No. 1-37697

Ladies and Gentlemen:

Pursuant to a discussion with the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission on September 23, 2016, Silver Run Acquisition Corporation (the “Company”) hereby submits as Exhibit A hereto for the Staff’s review proposed revisions to Amendment No. 2 to Preliminary Proxy Statement on Schedule PREM14A filed by the Company on September 16, 2016 (the “Proxy Statement”) in response to comments provided by the  Staff in its comment letter dated September 22, 2016 and telephonically on September 22, 2016.

*     *     *     *

In connection with the above responses to the Staff’s comments, the Company acknowledges that:

•                                          it is responsible for the adequacy and accuracy of the disclosure in the filing;

•                                          Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                                          it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions or comments regarding the foregoing to the undersigned or to our counsel.

Very truly yours,

SILVER RUN ACQUISITION CORPORATION

		By:	/s/ Stephen S. Coats
		Name:	Stephen S. Coats
		Title:	Corporate Secretary

Cc:	Silver Run Acquisition Corporation
Mark G. Papa

Weil, Gotshal & Manges, LLP
Raymond O. Gietz, Esq.
Jennifer A. Bensch, Esq.

Latham & Watkins LLP
William N. Finnegan IV, Esq.
Debbie P. Yee, Esq.

Exhibit A

(attached)